EXHIBIT 99.27
                                                                   -------------

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[GRAPHIC OMITTED]
                            A  D  V  A  N  T  A  G  E
                        E N E R G Y   I N C O M E   F U N D
--------------------------------------------------------------------------------

2004 ANNUAL REPORT
FINANCIAL AND OPERATING HIGHLIGHTS
Financial ($000)

                                                Year ended        Year ended
                                            December 31, 2004  December 31, 2003
                                            -----------------  -----------------
Revenue before royalties                          $241,481          $166,075
    per Unit                                      $   5.88          $   5.44
    per boe                                       $  38.92          $  36.81
Cash flow from operations                         $135,179          $ 99,440
    per Unit                                      $   3.29          $   3.26
    per boe                                       $  21.79          $  22.05
Cash available for distribution (3)               $126,478          $ 94,735
     per Unit (2)                                 $   3.05          $   3.09
Net income                                        $ 34,463          $ 44,024
    per Unit                                      $   0.63          $   1.29
Cash distributions                                $117,654          $ 83,382
     per Unit (2)                                 $   2.82          $   2.71
Payout ratio                                            93%               88%
Working capital deficit                           $ 39,838          $ 27,551
Bank debt                                         $267,054          $102,968
Convertible debentures                            $148,450          $ 99,984
Operating

Daily Production
    Natural gas (mcf/d)
                                                    77,188            57,631
    Crude oil and NGLs(bbls/d)                      4,084             2,756
    Total boe/d @ 6:1                               16,949            12,361
Average prices (including hedging)
    Natural gas ($/mcf)                           $   6.08          $   6.07
    Crude oil & NGLs ($/bbl)                      $  46.58          $  38.14
Proved plus probable reserves
    Natural gas (bcf)                                293.9             237.4
    Crude oil & NGLs (mbbls)                        33,960            13,697
    Total mboe                                      82,951            53,271
Supplemental (000)

Trust Units outstanding at end of year              49,675            36,717
Trust Units issuable
    Convertible Debentures                           7,602             6,155
    Exchangeable Shares                              1,450                --
Trust Units outstanding and issuable at
    end of year                                     58,727            42,872
Weighted average Units                              41,052            30,536

(1)  based on weighted average number of Trust Units outstanding
(2)  based on number of Trust Units outstanding at each cash distribution date
(3)  cash flow from operations less interest on convertible debentures

 TABLE OF CONTENTS

 Financial and Operating Highlights ..............................front cover
 Management's Message ......................................................3
    Production Review ......................................................4
    Acquisition and Development Activity ...................................4
    Oil & Natural Gas Reserve Analysis .....................................5
    Commodity Prices and 2005 Outlook ......................................6
 Major Property Review .....................................................7
 Reserves .................................................................11
 Management's Discussion & Analysis .......................................14
 Consolidated Financial Statements.........................................26
 Corporate Information ....................................................41
 Abbreviations and Conversions ............................................42



ANNUAL GENERAL MEETING

Advantage Energy Income Fund is pleased to invite its Unitholders and other interested parties to its Annual General Meeting to be held in the McMurray Room at the Calgary Petroleum Club, 319 - 5 Avenue SW, Calgary, Alberta on Wednesday April 27, 2005 commencing at 3:00 p.m. We ask those Unitholders unable to attend the meeting to please complete and return your Form of Proxy.


CONTACT US

Toll free: 1-866-393-0393 Visit our website at www.advantageincome.com

MANAGEMENT'S MESSAGE

HISTORY AND MANAGEMENT TEAM

o Advantage Energy Income Fund ("Advantage" or the "Fund") began trading on the Toronto Stock Exchange in May 2001. The Fund is managed by Advantage Investment Management Ltd., a privately held management company.

o Prior to forming Advantage, the three principals of the management company were senior executives within the Enerplus Group.

o As a group, the management team has over 50 years of experience in the royalty trust sector including:

     o   Finance, capital markets and investor relations,

     o   Over $3 billion of corporate and asset acquisitions, and

     o   Production, operations and exploitation.

o The Fund currently has 77 employees with extensive experience in production and field operations, reservoir engineering, finance, geology, geophysics and land management.

TOTAL RETURN PERFORMANCE

o Since the initial equity issue in October 2001, Advantage has generated a total return to Unitholders of 296%.

                            [GRAPHIC OMITTED][CHART]

                October 4, 2001                       December 31, 2004
                       Initial               Unit price            $22.01
                  Equity Issue
                   @ $7.50 per               Cumulative              7.71
                          Unit               distributions
                                                                   ------
                                                                   $29.72
                                                                   ------

o Since its inception, the Fund has increased production by 265% to approximately 23,000 boe/d comprised of 67% natural gas and 33% light oil and NGLs. Growth has been accomplished through the completion of five corporate acquisitions, one significant property acquisition and an active drilling program. Advantage has drilled approximately 470 net wells since inception with a success rate in excess of 95%. As a result of these activities reserves have increased by 394% to 83.0 million boe at an average cost of $10.84 per boe.

o The Fund plans to continue to execute on this strategy of acquiring and actively developing reserves in Western Canada with a goal of delivering above average rates of return to our Unitholders.

PRODUCTION REVIEW

Natural Gas

o Natural gas production for the year ended December 31, 2004 averaged 77.2 mmcf/d, an increase of 34% over the 57.6 mmcf/d produced in 2003.

o The growth in gas production over 2003 was the result of the acquisition of MarkWest Resources on December 2, 2003 and the acquisition of the Anadarko assets on September 15, 2004.

o Successful drilling during the year at Medicine Hat, Bantry and Shouldice areas of Alberta assisted the Fund in replacing natural production declines that occurred over the year.

o Including the acquisition of Defiant Energy on December 21, 2004, Advantage exited 2004 producing approximately 93 mmcf/d of natural gas.

Crude Oil and NGLs

o Crude oil and NGLs production in 2004 averaged 4,084 bbls/d compared with 2,756 bbls/d produced in 2003.

o The 48% increase in oil and NGLs production in 2004 was the result of the acquisition of MarkWest Resources on December 2, 2003 and the acquisition of the Anadarko assets which was effective September 15, 2004.

o Production volumes increased as a result of the ongoing success of the Fund's drilling program at Nevis, Alberta.

o Including the acquisition of Defiant on December 21, 2004 the Fund's 2004 crude oil and NGL's exit production approximated 7,500 bbls/d.

                          [GRAPHIC OMITTED][BAR CHART]

                             Natural Gas Production
                                    (mcf/d)
                                  2001   26,613
                                  2002   47,753
                                  2003   57,631
                                  2004   77,188

Daily Production

                                        2004           2003          % Change
-------------------------------------------------------------------------------

Natural gas (mcf/d)                   77,188            57,631         34%
Crude oil & NGLs (bbls/d)              4,084             2,756         48%
-------------------------------------------------------------------------------
Total (boe/d)                         16,949            12,361         37%
-------------------------------------------------------------------------------

ACQUISITION ACTIVITY

Anadarko Assets

o The Fund acquired a package of oil and natural gas properties from Anadarko Canada Corporation for $179.1 million which closed on September 15, 2004. Highlights of this purchase include 13.9 mmboe of proven and probable reserves at $12.89 per boe (net of land and seismic valuation), full tax pools, and significant low risk drilling opportunities.

Defiant Energy Corporation

o The Fund closed the acquisition of Defiant Energy Corporation for total consideration of $200.3 million on December 21, 2004. Highlights of this purchase include 15.2 mmboe of proven and probable reserves at $12.60 per boe (net of land and seismic valuation), exceptional netback properties with a reserve life index exceeding 12 years, and highly concentrated core areas within close proximity to existing Advantage operations.

                          [GRAPHIC OMITTED][BAR CHART]
                             Oil & NGLs Production
                                    (bbls/d)
                                   2001   2,954
                                   2002   2,828
                                   2003   2,756
                                   2004   4,084

DEVELOPMENT ACTIVITY

o 2004 drilling program replaced 116% of production at a cost of $13.18 per boe

o During 2004 the Fund drilled a total of 166 net (211 gross) wells achieving a success rate of approximately 91%.

Drilling Summary
                                  Natural Gas              Oil                 D & A
                                 Gross      Net       Gross      Net       Gross     Net
---------------------------------------------------------------------------------------------
Medicine Hat                        69      67.7         -       -           -        -
Bantry                              15      10.0         -       -          11         6.8
Nevis                                1       1.0        18       17.6        6         6.0
Shouldice                           33      33.0         -       -           -        -
Other                               34      17.9        22        3.7        2         2.0
---------------------------------------------------------------------------------------------
                                   152     129.6        40       21.3       19        14.8
---------------------------------------------------------------------------------------------

2004 Capital Program
                                      Cost            Proved & Probable Reserve Additions
                                    (millions)           mmboe                  $/boe*
-------------------------------------------------------------------------------------------
Acquisitions                          $ 380.9              29.1                 $13.05
Drilling program                        107.9               8.2                 $13.18
Dispositions                             (6.5)             (0.5)                $13.16
-------------------------------------------------------------------------------------------
Net additions                         $ 482.3              36.8                 $13.12
-------------------------------------------------------------------------------------------
* excludes future development capital

OIL & NATURAL GAS RESERVE ANALYSIS

                          [GRAPHIC OMITTED][BAR CHART]
                          Bank Debt & Working Capital
                              ($/boe of reserves)
                                Inception $ 1.82
                                  2001   $ 1.77
                                  2002   $ 2.27
                                  2003   $ 2.29
                                  2004   $ 2.25

o Since its inception in May of 2001 the Fund has increased its total reserve base by 394% from 16.7 mmboe to 83.0 mmboe.

o The overall asset quality has also improved substantially from inception with the reserve composition changing as follows:

                                Inception           December 31 2004
    --------------------------------------------------------------------

    Natural Gas                     59%                     59%
    Light oil & NGLs                17%                     39%
    Heavy oil                       24%                      2%
    --------------------------------------------------------------------
                                   100%                    100%

o The Fund's Reserve Life Index is stronger in spite of the adoption of NI 51-101 which introduced a more conservative method of determining oil and natural gas reserves.

o Total reserves per Unit at the end of 2004 are practically identical to the amount reported at the Fund's inception with $8.71 in cash distributions paid out to Unitholders during that time. In addition, the Fund's net bank debt per boe of reserves has remained fairly constant since inception providing ongoing financial flexibility. ~

      [GRAPHIC OMITTED][BAR CHART]             [GRAPHIC OMITTED][BAR CHART]
       Proved + Probable Reserves                  Reserve Life Index
               (mmboe)                                  (years)
          Inception  16.7                            Inception   7.1
          2001       41.3                            2001       10.5
          2002       51.2                            2002          0
          2003       53.3                            2003        9.1
          2004       83.0                            2004        9.9


                          [GRAPHIC OMITTED][BAR CHART]
                               Reserves per Unit*
                                      (boe)
                                 Inception 1.30
                                   2001 1.52
                              2002 1.58 NI 51-101
                                   2003 1.21
                                   2004 1.28

* Based on fully diluted Units outstanding at December 31, 2004 plus 6.0 million Units issued subsequent to year end.

COMMODITY PRICES AND 2005 OUTLOOK

Commodity Prices

o Natural gas prices remained strong throughout 2004 and have traded in a $5.00 to $7.50 per mcf range since the spring of 2003. Recent weakness in natural gas prices is due to reduced heating demand resulting from the extremely mild 2004/ 2005 winter, causing North American storage levels to be higher than normal.

o Advantage continues to believe that the long term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) continued tightness in supply that has resulted from increased demand and the decline in North American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico all of which have an impact on the delicate supply/demand balance that exists.

o Crude oil prices have consistently exceeded analysts' expectations recently trading near record highs of US$56 per barrel. Global inventories of crude oil and related products remained at low levels due to the combination of an improving global economy, increasing demand in China and production interruptions in Iraq, Venezuela and Nigeria.

o The Fund has entered into a series of natural gas hedges from April to October 2005 at a fixed price of $7.45 per mcf combined with a costless collar with an average floor to ceiling of $6.94 to $8.10 per mcf. In addition, the Fund put similar hedges in place for crude oil at a fixed price of US$52.11 per barrel with a costless collar between US$47.00 to US$56.75 per barrel. The gas hedges represent roughly 64% of anticipated production volumes with oil covering 45%.

o These hedges will enhance cash flow stability and support cash distributions throughout the summer period.

2005 Outlook

o Advantage will continue to distribute a substantial portion of its cash flow in 2005 with the distribution level set by the Board of Directors of AOG dependent on the level of commodity prices and success of the Fund's drilling and development program and acquisition activities.

                          [GRAPHIC OMITTED][PIE CHART]
                        2005 Capital Expenditure Budget
                                  $82 million
                          Crude Oil       Natural Gas
                          $60 million     $22 million
                              73%             27%

o The Fund will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long term cash flow. The market for property acquisitions in 2005 will be very competitive as a result of strong commodity prices, ease of access to capital for acquiring companies, and the increased demand for production that has resulted from the larger number of trusts in the market place.

o Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling. Advantage's Board of Directors approved a 2005 capital expenditures budget of $82 million which will include the drilling, completion and tie-in of 70 wells plus numerous low risk recompletion and workover projects, facility enhancements and land and seismic purchases.

As a final remark, we wish to thank all of the employees and the Board of Directors at Advantage for their continued support and outstanding performance during our fourth year of operation. We look forward to similar success in 2005.



Kelly I. Drader, CA                                       Patrick J. Cairns
President and Chief Executive Officer                     Senior Vice President
March 14, 2005

MAJOR PROPERTY REVIEW

Reserves and Production Summary

                                     Proven + Probable Reserves
                            ------------------------------------------------
                               Oil         Natural                         2004 Exit                  %           %
                              & NGLs        Gas      Total           %     Production      P+P       of          of
                              (mbbl)      (bcf)      (mboe)         Gas     (boe/d)        RLI    Resrves    Production
------------------------------------------------------------------------------------------------------------------------
Major Properties
  Medicine Hat                     -         73.8    12,300        100%       3,716          9.1     14.8%      16.2%
  Nevis                        5,759         21.5     9,337         38%       1,550         16.5     11.3%       6.7%
  Sunset/Valleyview Area       2,571         34.9     8,393         69%       1,766         13.0     10.1%       7.7%
  Chip Lake                    4,741          3.2     5,277         10%         372         38.9      6.4%       1.6%
  Bantry                          39         24.0     4,032         99%       1,640          6.7      4.9%       7.1%
  Stoddart/North Pine            693         15.2     3,230         78%         844         10.5      3.9%       3.7%
  Shouldice                       98         14.9     2,588         96%       1,025          6.9      3.1%       4.5%
  Wainwright                       3         14.9     2,481        100%         900          7.6      3.0%       3.9%
  Brazeau River                  612          6.1     1,625         63%       1,023          4.4      1.9%       4.4%
  Open Lake                      588          5.7     1,540         62%         798          5.3      1.8%       3.5%
------------------------------------------------------------------------------------------------------------------------
Total Majors                  15,104        214.2    50,803         70%      13,634         10.2     61.2%      59.3%
Minor Properties
  Legacy Units                 5,850         10.5     7,592         23%       1,018         20.4      9.2%       4.4%
  SE Saskatchewan              5,962          0.4     6,029          1%       1,896          8.7      7.3%       8.2%
  SE Alberta oil               2,687          3.1     3,202         16%       1,183          7.4      3.9%       5.1%
  Other                        4,357         65.7    15,325         72%       5,269          8.0     18.4%      23.0%
------------------------------------------------------------------------------------------------------------------------
Total                         33,960        293.9    82,951         59%      23,000          9.9    100.0%     100.0%
------------------------------------------------------------------------------------------------------------------------

Advantage's production and reserves are concentrated within four geographic areas located in the province of Alberta, northeast British Columbia and southeast Saskatchewan. Advantage operates approximately 85% of its production base, which allows the Fund to control the nature and timing of future capital expenditures. The Fund's property base is well diversified both geographically and by reservoir type.

Medicine Hat, Alberta

The Medicine Hat property is located 20 km northeast of the City of Medicine Hat in the heart of the southeastern shallow gas area. Advantage has a 100% working interest in 24 sections of land from which production is taken from all of the main shallow gas producing formations including the Medicine Hat "A", "C" and "D" sands, as well as both the Upper and Lower Milk River sands. When the property was acquired in January 2002 there were 115 wells producing 5.2 mmcf/d of natural gas. In 2002 and 2003, several recompletions along with an additional 164 wells were drilled. Late in 2003 an additional 57 wells were drilled and completed. In 2004 a further 68 wells

[MAP OMITTED]
were drilled and completed. As a result, in January 2005 this property was producing 21.2 mmcf/d from approximately 380 wells. Compression capacity was increased in late 2003 by approximately 10 mmcf/d to accommodate added production from the drilling programs. No additional compression was added in 2004.

Sproule evaluated our reserves in the area and assigned 65.6 bcf of proved natural gas reserves and 8.2 bcf of probable reserves. As such, this property is the Fund's largest property on an assigned reserves basis.

Nevis, Alberta

The Nevis property is situated 50 km east of Red Deer. Nevis consists of approximately 35 sections of land with an average working interest over 75% and is 90% operated. Natural gas production occurs from numerous shallow depth horizons including the Edmonton, Belly River and Viking formations. Oil and natural gas is produced from the slightly deeper reservoirs (1,200 m) of the Glauconite, Ostacod and Ellerslie formations within the Mannville Group. The main zone of interest however occurs at 1,600 meters in Devonian aged carbonates of the Big Valley Member of the Wabamun Formation. In 2004, Wabamun oil was principally targeted, although gas was also drilled in both the Wabamun and shallower horizons. Development of the oil is being accomplished by horizontal drilling into the average 3 meter thick carbonate. Completion of wells is accomplished with selective acid squeezes over the main porous intervals. Crude quality is exceptional ranging in the most part between 36 and 42o API. Natural gas is gathered through AOG owned pipelines and processed at a third party plant. Oil is trucked from single well batteries.

In 2004, 16 horizontal wells and 5 vertical wells were drilled. We currently have on production, or awaiting imminent tie-in, 14 horizontal wells, which were all drilled prior to year end of 2004. Production at the end of January 2005 is 2,039 boe/d. An additional 12 wells have been drilled in 2005 to the end of February. Currently the pool is spaced to allow for 4 wells per section. Drilling continues at the current spacing; however, the property is being reviewed for down spacing to 8 wells per section in the second half of 2005. In addition a study is underway to evaluate the potential waterflood of this reservoir to increase future production and reserves.

Bantry, Alberta

Bantry is located immediately east of the town of Brooks straddling the TransCanada Highway. The property consists of 86 sections of land ranging between 50% and 100% working interest. Since the acquisition of this property in November 2003, 48 (gross) new wells were drilled. Production occurs primarily from Basal Colorado Formation channel sandstones and various sandstones within the Bow Island Formation. Drilling depth is shallow with average wells less than 1,000 meters.

Natural gas is gathered into our operated compression and dehydration facilities. Current net production from this area is approximately 1,640 boe/d. Additional compression capacity was added in the first quarter of 2004 to handle incremental volumes. The property was last drilled in June 2004 and all productive wells have been completed and tied-in, however it is being reviewed for additional drilling with 5 to 6 new wells possible in late 2005 or into 2006.

The Sproule Report assigns 17.1 bcf of proven natural gas reserves and 28 mbbls of proven NGL reserves to this property. In addition, 6.9 bcf of probable natural gas reserves and 11 mbbls of probable NGL reserves have been assigned to this property.

Chip Lake, Alberta

The Chip Lake property is located 125 km west of Edmonton. It produces light oil (37oAPI) from the Jurassic aged Rock Creek Formation, with some associated natural gas. This property was acquired in December 2004 with the Defiant Acquisition and currently produces 250 bbls/d and 300 mcf/d through the use of single well batteries. One well drilled in the 4th quarter of 2004 has been completed and is being equipped for production. Additional drilling will occur after regulatory approval of the facility and waterflood has been received. Defiant had essentially built the oil facility and water handling facilities but had not received approval to commence operations. We are currently working through the process with the EUB and expect to have the property fully operational in the second half of 2005. In addition to the existing pool, we also acquired additional undeveloped land with the Defiant Acquisition and have identified several stepout opportunities based on seismic analysis.

The Sproule Report assigns 1.5 bcf of proven natural gas reserves and 2,300 mbbls of proven crude oil and NGL reserves to this property. In addition, 1.7 bcf of probable natural gas reserves and 2,441 mbbls of risked probable crude oil and NGL reserves have been assigned to this property.

Sunset/Valleyview Area, Alberta

This area is located approximately 100 km east of the city of Grande Prairie, just north of the town of Valleyview. It consists of a group of three main producing properties: Sunset A, Sunset B, and Valleyview. All three properties produce from the Triassic Montney Formation, with some production from younger Cretaceous reservoirs such as the Gething. These properties came with the Defiant Acquisition in December 2004.

Sunset A - Montney production in these reservoirs are both oil and gas and occurs from progressively younger stratigraphic traps beneath the Jurassic unconformity. The youngest sand is preserved the furthest downdip at the Sunset A pool and production is predominantly oil at 32oAPI. This pool is unitized and we have a 70% operated working interest in the unit. Development plans include the drilling of three wells spaced across the unit which will evaluate the viability of moving the full pool onto a downspaced basis. In addition, a pipeline and accompanying compression is planned to gather solution gas and transport it to the Sunset B facility to the north. Gas is currently being flared. Current net production from the Sunset A unit is 158 bbls/d and 160 mcf/d. The Sunset A pool was discovered in 1960 and has a long history of stable low decline production. It is one of our longest life reservoirs.

Sunset B - Production from this Montney reservoir is predominantly gas although there is a thin oil column. Oil gravity is light at 33oAPI. Defiant began operations at Sunset B in mid 2000 and commissioned a sour gas processing plant and gathering system late that year. The plant and gathering system were expanded in December 2003, increasing total throughput capacity to 12 mmcf/d. There is potential to add further compression and upgrades in modular increments to increase throughput capacity to approximately 20 mmcf/d. Current production from Sunset B is 3,000 mcf/d and 100 bbls/d. A small amount of gas is produced as well from the Cretaceous and Bluesky reservoirs. Sunset B has a long production history and long reserve life. The original discovery well has been on production for 28 years, and has recovered 350 mboe to date and still produces 12 bbls/d and 85 mcf/ d.

Valleyview - The Sunset B and Valleyview properties are in close proximity to each other, with the Valleyview property connected to the Sunset B gas processing plant by a twelve kilometre pipeline where natural gas, NGL and light oil from both properties are processed. Production at Valleyview is from three separate sands all older than those at Sunset A or B. Additional drilling locations exist and seismic re-interpretation is underway to confirm these. Production at Valleyview is essentially all natural gas with current rates of
5.1 mmcf/d. All wells require fracture stimulation to bring them on production and cost about $750,000 drilled, completed and tied-in.

For the three properties, Sunset A, Sunset B and Valleyview, the Sproule Report assigns 25.2 bcf of proven natural gas reserves and 1,537 mbbls of proven crude oil and NGL reserves to this property. In addition, 9.7 bcf of probable natural gas reserves and 1,034 mbbls of probable crude oil and NGL reserves have been assigned to this property.

Shouldice, Alberta

The Shouldice area of southern Alberta is located approximately 45 km southeast of the city of Calgary. The Fund has an average working interest of more than 85% in 34 sections of land and operate in excess of 90% of our production. Much of this acreage is downspaced to accommodate additional drilling. In January 2005, natural gas production of 5.5 mmcf/d is produced on a co-mingled basis from the Medicine Hat sand with various Belly River Formation sands. In addition to natural gas, we also produce 42 bbls/d of medium gravity (33(degree) API) crude oil from the deeper, Mannville Group, Basal Quartz Formation.

During 2003, 20 net wells were added to the existing 70 producers. Both natural gas and crude oil are produced and gathered through AOG owned facilities of varying working interests. An additional 4 mmcf/d of new compression capacity was added in 2004 to handle additional production. Four additional sections of land have been assembled and the project is under review for additional drilling later in 2005.

The Sproule Report assigns 12.2 bcf of proven natural gas reserves and 79 mbbls of proven crude oil and NGLs to this property. In addition, 2.7 bcf of probable natural gas reserves and 19 mbbls of probable crude oil and NGL reserves have been assigned to this property.

Stoddart/North Pine, British Columbia

The Stoddart/North Pine area lies immediately northwest of the town of Fort St. John in northeast British Columbia. The area contains multiple producing horizons, predominantly natural gas from the Permian, Belloy formation and oil from the Triassic, Charlie Lake formation. Production from this area has very low decline, is low cost and requires minimal capital expenditures. The Fund owns an interest in 30 producing wells (22 net) in the area, operates approximately 80% of the natural gas production and has a 40% working interest in the oil production. The area includes 12,000 gross (9,176 net) acres of undeveloped land. Current production from this area is 5 mmcf/d of natural gas and 140 bbls/d of light oil and NGLs.

Sproule evaluated our proved reserves in the area and assigned 11.1 bcf of natural gas and 466 mbbls of crude oil and NGLs. In addition, 4.1 bcf of probable natural gas reserves and 227 mbbls of probable crude oil and NGLs reserves have been assigned to this property.

Wainwright, Alberta

This property, which has varying working interests averaging more than 80% in approximately 175 sections of land, is located in east central Alberta, approximately 40 kilometers northwest of Wainwright, Alberta. Current net production from the property is 5 mmcf/d natural gas and 30 bbls/d NGLs and crude oil. Natural gas production occurs from the Manville Group and Viking Formations at shallow depths of between 450 and 700 meters. The Fund operates
95% of the production in this area as well as owning and operating a majority interest in an extensive gas gathering system tied into three Advantage-operated gas compression facilities. In 2003, 23.3 net wells were drilled for a combination of Viking and Upper Mannville zones.

Sproule evaluated our proved reserves in the Wainwright area and assigned 9.3 bcf of natural gas. Probable reserves in this area were evaluated by Sproule at
5.6 bcf of natural gas.

Brazeau River, Alberta

The Brazeau River property is located approximately 50 km west of the town of Drayton Valley, Alberta. The property produces sour light oil and natural gas primarily from Devonian aged Nisku pinnacle reefs. The majority of the production is from a non-operated 50% working interest in the Nisku C, D and E pools and a 17% working interest in the Nisku A unit. The property was acquired in the package of assets purchased from Anadarko in 2004. Sweet natural gas is also produced from eight natural gas wells out of reservoirs in either of the Cretaceous aged Cardium, Viking or Lower Mannville Formations. Major facility interests include a 25.7% working interest in the West Pembina Sour Gas Plant and a 31.6% working interest in the Brazeau River Gas Plant. Current net production from the property is 4 mmcf/d natural gas and 310 bbls/d NGLs and crude oil.

Sproule evaluated our proved reserves in the Brazeau River area and assigned 3.8 bcf of natural gas and 323 mbbls of crude oil and NGLs. Probable reserves in this area were evaluated by Sproule at 2.3 bcf of natural gas and 288 mbbls of crude oil and NGLs.

Open Lake, Alberta

The Open Lake property is located approximately 35 km north of the town of Rocky Mountain House, Alberta. The property was acquired in the package of assets purchased from Anadarko in 2004. Advantage operates and has a 100% working interest in the Open Lake property. Oil and natural gas production from this property is multi-zoned from various Cretaceous and Jurassic reservoirs including the Rock Creek, Ellerslie, Ostracod, Viking, Second White Specks and Belly River Formations. Advantage has recently re-entered an existing wellbore and completed a Glauconite zone which has production tested in excess of 1 mmcf/d of natural gas. The well is expected to be tied-in by the end of the first quarter 2005. Additional re-completion opportunities exist in several offsetting wells and the Fund is actively engaged in re-completing and evaluating these. Net current production from the property is approximately 2.6 mmcf/d natural gas and 283 bbls/d NGLs and crude oil.

Sproule evaluated our proved reserves in the Open Lake area and assigned 3.4 bcf of natural gas and 341 mbbls of crude oil and NGLs. Probable reserves in this area were evaluated by Sproule at 2.3 bcf of natural gas and 247 mbbls of crude oil and NGLs.

RESERVES

Advantage's year end 2004 reserves were evaluated in accordance with National Instrument 51-101, the new standards of disclosure for oil and gas activities as mandated by the Canadian Securities Administrators. This reporting requirement is intended to be more stringent and is designed to improve consistency and reliability of oil and gas reserve disclosure. The emphasis is placed on a conservative approach in assigning proved reserves. With NI 51-101, proved reserves are defined to have a 90% probability that actual reserves recovered will equal or exceed the assigned estimate. Probable reserves are less certain than proved reserves and it is equally likely that the actual reserves recovered will be greater or less than the sum of the estimated proved plus probable reserves. Therefore, under NI 51-101, proved plus probable reserves are considered to represent the most realistic estimate of company reserves.

Sproule Associates Limited evaluated 91% of the total proved plus probable value of year end reserves and audited all internally evaluated reserves in accordance with NI 51-101. The following table summarizes the Fund's working interest reserves, excluding royalty interest reserves of approximately 848 mboe.

Working Interest Reserves Summary as at December 31, 2004 using Sproule price and cost forecasts

                                                                            Natural                              Oil
                                   Light & Medium Oil     Heavy Oil       Gas Liquids       Natural Gas      Equivalent
                                         (mbbl)            (mbbl)           (mbbl)            (mmcf)           (mboe)
------------------------------------------------------------------------------------------------------------------------
Proved
  Developed Producing                     11,714.2           1,562.4          2,601.3          186,137          46,901
  Developed Non-producing                    490.8               0.0            134.8            9,494           2,207
  Undeveloped                              3,262.6               0.0            376.7           15,764           6,267
Total Proved                              15,467.6           1,562.4          3,112.8          211,395          55,375
------------------------------------------------------------------------------------------------------------------------

Probable                                  11,318.6             624.1          1,874.1           82,552          27,576
Total Proved + Probable                   26,786.2           2,186.5          4,986.9          293,946          82,951
------------------------------------------------------------------------------------------------------------------------

Net Present Value of Future Net Revenue using Sproule price and cost forecasts
($000)
                                                                            Before Income Taxes Discounted at
                                                                     0%                   5%                    10%
------------------------------------------------------------------------------------------------------------------------
Proved
  Developed Producing                                             $ 984,488            $ 739,592            $ 613,438
  Developed Non-producing                                            38,209               30,840               25,880
  Undeveloped                                                        83,899               62,320               44,808
Total proved                                                      1,106,596              832,752              684,126
------------------------------------------------------------------------------------------------------------------------
Probable                                                            563,512              302,457              200,968
Total Proved + Probable                                         $ 1,670,108          $ 1,135,209            $ 885,094
------------------------------------------------------------------------------------------------------------------------

Sproule Price Forecasts

The present value of future cash flow at December 31, 2004 was based upon crude oil and natural gas pricing assumptions prepared by Sproule Associates Limited effective December 31, 2004. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next five years are summarized in the table below:

                                 WTI            Edmonton Light     Alberta Plantgate      Henry Hub            Exchange
                               Crude Oil           Crude Oil          Natural Gas        Natural Gas             Rate
Year                           ($US/bbl)          ($Cdn/bbl)        ($Cdn/mmbtu)         ($US/mmbtu)        ($US/$Cdn)
------------------------------------------------------------------------------------------------------------------------
2005                             $ 44.29             $ 51.25             $ 6.76              $ 6.74              $0.84
2006                             $ 41.60             $ 48.03             $ 6.45              $ 6.48              $0.84
2007                             $ 37.09             $ 42.64             $ 6.00              $ 6.08              $0.84
2008                             $ 33.46             $ 38.31             $ 5.55              $ 5.70              $0.84
2009                             $ 31.84             $ 36.36             $ 5.21              $ 5.41              $0.84

Working Interest Reserves Reconciliation using Sproule price and cost forecasts

                                         Light &           Heavy          Natural Gas         Natural            Oil
                                       Medium Oil            Oil            Liquids            Gas           Equivalent
Proved                                   (mbbl)            (mbbl)            (mbbl)           (mmcf)           (mboe)
------------------------------------------------------------------------------------------------------------------------
Opening balance Dec. 31, 2003               6,415               5             1,841            184,423           38,998
Extensions                                  2,178               0               427              4,855            3,414
Improved recovery                               0               0                  0                 0                0
Discoveries                                     0               0                  0                 0                0
Economic factors                              249              65                15              1,845              637
Technical revisions                           256             358                80                940              850
Acquisitions                                8,021           1,255             1,053             50,666           18,773
Dispositions                                (196)               0                (7)              (86)            (217)
Production                                (1,455)           (121)              (296)          (31,248)          (7,080)
------------------------------------------------------------------------------------------------------------------------
Closing balance at Dec. 31, 2004           15,468           1,562             3,113            211,395           55,375
------------------------------------------------------------------------------------------------------------------------

                                          Light &           Heavy         Natural Gas         Natural            Oil
                                       Medium Oil            Oil            Liquids             Gas          Equivalent
                                          (mbbl)           (mbbl)            (mbbl)           (mmcf)             (mboe)
Proved + Probable
------------------------------------------------------------------------------------------------------------------------

Opening balance Dec. 31, 2003              11,053               6             2,638            237,441          53,271
Extensions                                  3,364               0               733              8,795            5,563
Improved recovery                               0               0                  0                 0                0
Discoveries                                     0               0                  0                 0                0
Economic factors                              341              92                25              2,648              900
Technical revisions                            87             694               296              3,887            1,723
Acquisitions                               13,838           1,516             1,608             72,651          29,071
Dispositions                                (442)               0               (17)             (227)            (497)
Production                                (1,455)           (121)              (296)          (31,248)          (7,080)
------------------------------------------------------------------------------------------------------------------------
Closing balance at Dec. 31, 2004           26,786           2,187             4,987            293,947          82,951
------------------------------------------------------------------------------------------------------------------------

Net Asset Value using Sproule price and cost forecasts
($000, except per Unit amounts)                                                          5%                     10%
------------------------------------------------------------------------------------------------------------------------
Present value proved and probable reserves                                          $   1,135.2             $    885.1
Undeveloped acreage and seismic (1)                                                         19.2                   19.2
Working capital (deficit) net of cash distributions payable to Unitholders                 (27.4)                 (27.4)
Bank debt (2)                                                                             (159.1)                (159.1)
------------------------------------------------------------------------------------------------------------------------
Net asset value                                                                     $    967.9              $    717.8
------------------------------------------------------------------------------------------------------------------------

Net asset value per Unit (3)                                                        $     14.88             $     11.04
------------------------------------------------------------------------------------------------------------------------
(1)      Land at $50 per acre
(2)      Net of proceeds related to the issuance of 5.25 million Units on February 9, 2005
(3)      Based on fully diluted Units outstanding at December 31, 2004 plus 6.0 million Units issued subsequent to year end

Working Interest Reserves Summary as at December 31, 2004 using Sproule Constant price assumptions

                                                                            Natural                              Oil
                                   Light & Medium Oil     Heavy Oil       Gas Liquids       Natural Gas      Equivalent
                                         (mbbl)            (mbbl)           (mbbl)            (mmcf)           (mboe)
------------------------------------------------------------------------------------------------------------------------
Proved
  Developed Producing                     11,880.9            1,456.2          2,628.9         189,026          47,470
  Developed Non-producing                    491.0                0.0            134.8           9,497           2,209
  Undeveloped                              3,271.1                0.0            376.5          15,813           6,283
Total Proved                              15,643.0            1,456.2          3,140.2         214,335          55,962
------------------------------------------------------------------------------------------------------------------------
Probable                                  11,501.6              597.1          1,897.7          85,562          28,257
Total Proved + Probable                   27,144.6            2,053.3          5,037.9         299,897          84,219
------------------------------------------------------------------------------------------------------------------------

Net Present Value of Future Net Revenue using Sproule Constant price assumptions
($000)

                                                                   Before Income Taxes Discounted at
                                                     0%                           5%                            10%
------------------------------------------------------------------------------------------------------------------------
Proved
  Developed Producing                          $ 1,146,393                    $ 843,443                      $ 684,199
  Developed Non-producing                           47,966                       37,858                         31,125
  Undeveloped                                      112,906                       79,814                         56,660
Total Proved                                     1,307,265                      961,115                       771,984
------------------------------------------------------------------------------------------------------------------------
Probable                                           654,920                      361,057                        240,150
Total Proved + Probable                        $ 1,962,185                  $ 1,322,172                    $ 1,012,134
------------------------------------------------------------------------------------------------------------------------

Sproule Constant Price Assumptions

Crude Oil:
     Edmonton Par                                 $ 46.51/bbl
     Hardisty Bow River 24.9o API                 $ 24.15/bbl
Natural Gas:
     Alberta AECO-C                               $ 6.78/mmbtu
     B.C. Westcoast Station 2                     $ 6.68/mmbtu
Natural Gas By-Products:
     Propane                                      $ 36.11/bbl
     Butane                                       $ 39.78/bbl
     Pentanes Plus                                $ 51.80/bbl

LAND INVENTORY AT DECEMBER 31, 2004

                                                     Developed Acres                           Undeveloped Acres
                                                Gross                Net
                                                                                             Gross               Net
------------------------------------------------------------------------------------------------------------------------
Alberta                                           680,245          334,110                    469,438          253,338
British Columbia                                   96,934           18,821                     24,344            7,335
Saskatchewan                                       30,077           21,466                    142,374          124,070
------------------------------------------------------------------------------------------------------------------------
Total                                             807,256          374,397                    636,156          384,743
------------------------------------------------------------------------------------------------------------------------

ENVIRONMENT, HEALTH AND SAFETY

Advantage is committed to providing a safe working environment for employees, consultants, contractors and the general public and to minimizing the environmental impact of its operations. With this commitment, Advantage will continuously review and improve policies required to maintain and ensure an ongoing excellence. Advantage is aware of environmental regulations on the release of emissions produced in association with its crude oil and natural gas operations, and believes it is in compliance with all required legislation and is taking steps to ensure this compliance is maintained. As well, Advantage is in compliance with the Alberta Energy Utilities Board in Alberta, the Oil & Gas Council in British Columbia and the Saskatchewan Industrial Resources in Saskatchewan.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following Management's Discussion and Analysis ("MD & A"), dated as of February 22, 2005, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") for the year ended December 31, 2004 and should be read in conjunction with the audited consolidated financial statements. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Total cash distributions to Unitholders for the year ended December 31, 2004 amounted to $117.7 million or $2.82 per Unit. This represents a 41% increase over 2003 cash distributions which amounted to $83.4 million or $2.71 per Unit. Cash distributions in the fourth quarter of 2004 amounted to $35.2 million or $0.75 per Unit. Since inception, the Fund has distributed $270.0 million or $8.71 per Unit. Cash distributions are dependent on the Fund's current level of production and prevailing commodity prices and are announced monthly based on cash flow available after retaining a portion for capital expenditures and debt repayment.

2004 Monthly Distributions

Cash distributions to Unitholders were declared as follows:

                                                                Distribution       Taxable amount         Return of
Period ended                       Payment date                   per Unit             per Unit        capital per Unit
------------------------------------------------------------------------------------------------------------------------
January 31, 2004                   February 17, 2004              $   0.23             $   0.088            $   0.142
February 29, 2004                  March 15, 2004                 $   0.23             $   0.088            $   0.142
March 31, 2004                     April 15, 2004                 $   0.23             $   0.088            $   0.142
April 30, 2004                     May 17, 2004                   $   0.23             $   0.088            $   0.142
May 31, 2004                       June 15, 2004                  $   0.23             $   0.088            $   0.142
June 30, 2004                      July 15, 2004                  $   0.23             $   0.088            $   0.142
July 31, 2004                      August 16, 2004                $   0.23             $   0.088            $   0.142
August 31, 2004                    September 15, 2004             $   0.23             $   0.088            $   0.142
September 30, 2004                 October 15, 2004               $   0.23             $   0.088            $   0.142
October 31, 2004                   November 15, 2004              $   0.25             $   0.096            $   0.154
November 30, 2004                  December 15, 2004              $   0.25             $   0.096            $   0.154
December 31, 2004                  January 17, 2005               $   0.25             $   0.096            $   0.154
                                                         ---------------------------------------------------------------
                                                                  $   2.82             $   1.080            $   1.740
                                                         ---------------------------------------------------------------

For US holders of Advantage Units the distributions paid in 2004 were 57.17% non-taxable return of capital and 42.83% taxable. Unitholders should consult their tax advisors as to the proper treatment of Advantage distributions for income tax purposes.

PRODUCTION

Natural gas production for the year ended December 31, 2004 averaged 77.2 mmcf/d, an increase of 34% over the 57.6 mmcf/ d produced in 2003. The growth in gas production over 2003 was the result of the acquisition of MarkWest Resources on December 2, 2003 and the acquisition of the Anadarko assets on September 15, 2004. In addition, successful drilling during the year at Medicine Hat, Bantry and Shouldice areas of Alberta assisted the Fund in replacing natural production declines that occurred over the year. Natural gas production during the fourth quarter of 2004 averaged 84.3 mmcf/d. On December 21, 2004 Advantage closed the acquisition of Defiant Energy Corporation ("Defiant") which will further increase production volumes for 2005. Advantage exited 2004 producing approximately 93 mmcf/d of natural gas.

Crude oil and NGLs production in 2004 averaged 4,084 bbls/d compared with 2,756 bbls/d produced in 2003. The 48% increase in oil and NGLs production in 2004 was the result of the acquisition of MarkWest Resources on December 2, 2003 and the acquisition of the Anadarko assets which was effective September 15, 2004. In addition, production volumes increased as a result of the ongoing success of the Fund's drilling program at Nevis, Alberta. Crude oil and NGL production average 6,815 bbls/d in the fourth quarter of 2004. This increased production reflects a full quarter of production related to the Anadarko assets acquired. Including the acquisition of Defiant on December 21, 2004 the Fund's 2004 crude oil and NGL's exit production approximated 7,500 bbls/d.

Daily Production

                                           2004          2003        % Change
--------------------------------------------------------------------------------
Natural gas (mcf/d)                      77,188          57,631           34%
Crude oil & NGLs (bbls/d)                 4,084          2,756            48%
--------------------------------------------------------------------------------
Total (boe/d)                            16,949          12,361           37%
--------------------------------------------------------------------------------

COMMODITY PRICES & MARKETING

Natural Gas

Natural gas prices for the year ended December 31, 2004 averaged $6.43/mcf ($6.08/mcf including hedging), compared to $6.30/mcf ($6.07/mcf including hedging) in the year ended December 31, 2003. Advantage's natural gas hedging program resulted in losses of $9.7 million in 2004 or $0.35/mcf compared to $4.8 million of losses or $0.23/mcf in 2003. During the fourth quarter Advantage's natural gas prices averaged $6.64/mcf ($6.09/mcf including hedging) and included $4.3 million of hedging losses. For 2005 the Fund has currently hedged 10.5 mmcf/d for the period January 1 to March 31 at a fixed price of $6.30/mcf. Natural gas prices remained strong throughout 2004 and have traded in a $5.00 to $7.50 per mcf range since the spring of 2003. Recent weakness in natural gas prices is due to reduced heating demand resulting from the extremely mild
2004/2005 winter, causing North American storage levels to be higher than normal. Advantage continues to believe that the long term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) continued tightness in supply that has resulted from increased demand and the decline in North American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico all of which have an impact on the delicate supply/demand balance that exists. The price the Fund receives for natural gas is primarily based on the AECO benchmark price with approximately 23% of production sold to aggregators and the remainder sold on the spot market. Advantage's 2004 exit production is weighted approximately 65% towards natural gas.

Average Prices - Natural Gas ($/mcf)

                                         2004             2003          % Change
--------------------------------------------------------------------------------
Advantage wellhead price                $   6.43         $ 6.30              2%
Advantage hedged price                  $   6.08         $ 6.07              0%
AECO monthly index                      $   6.79         $ 6.67              2%

Crude Oil

Crude oil and NGLs prices averaged $46.58/bbl in 2004 compared with $38.58/bbl ($38.14/bbl including hedging) in 2003. In the fourth quarter of 2004 crude oil and NGLs prices averaged $47.05/bbl. During 2004 the Fund had no crude oil hedges in place and also currently has no crude oil hedges in place on 2005 production. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and Canadian/US exchange rate. The price of WTI fluctuates based on worldwide supply and demand fundamentals. Crude oil prices continue to be strong. Factors that affect the continued strength of crude oil prices include (i) supply management by the OPEC cartel, (ii) ongoing civil unrest in the Middle East, Venezuela and Nigeria and (iii) increased world wide demand particularly in China and India. The price of WTI averaged $US41.43/bbl in 2004 compared to $US31.06/bbl in 2003.

Partially offsetting the strength of WTI oil prices in 2004 was the strength of the Canadian dollar relative to the U.S. dollar. Despite the 33% increase in U.S. denominated WTI crude oil the Fund's realized price only increased by 21% from the previous year due to the Canadian dollar's strength in 2004.

Average Prices - Crude Oil

                                          2004             2003         % Change
--------------------------------------------------------------------------------
Crude oil & NGLs ($/bbl)                 $ 46.58            $38.58          21 %
WTI (US$/bbl)                            $ 41.43            $31.06          33 %
US$/Cdn$ exchange rate                   $  0.77            $ 0.71           8 %

HEDGING

The Fund currently has the following hedge contracts in place:

Volume                                Effective Period                  Price
-------------------------------------------------------------------------------
Natural gas - AECO
10,450 mcf/d                January 1, 2005 - March 31, 2005         $ 6.30/mcf

At December 31, 2004, the mark-to-market valuation of Advantage's outstanding hedges was a loss of $0.2 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. Advantage had no crude oil hedges in place during 2004 and is currently unhedged for 2005. Advantage has not entered into any additional hedges for 2005 at this time, however, the Fund will continue to monitor commodity markets with a view to provide cash flow stability.

ROYALTIES

Total royalties amounted to $47.8 million for the year ended December 31, 2004 or 19.0% of pre-hedged revenue compared with $28.5 million or 16.6% of pre-hedged revenue for the year ended December 31, 2003. Total royalties in the fourth quarter of 2004 amounted to $15.6 million or 19.2% of pre-hedged revenue. Total royalties are significantly higher in 2004 as a result of higher revenues. The increase in Advantage's royalty rate in 2004 is the result of the acquisition of MarkWest Resources properties in December 2003 which attract higher royalty rates than other Advantage properties. In addition, the properties acquired from Anadarko in September 2004 have higher royalty rates than the Advantage properties. The Fund expects the royalty rate to average approximately 21% for 2005

                                                              2004          2003         % Change
-------------------------------------------------------------------------------------------------
Total royalties, net of Alberta Royalty Credit ($000)      $ 47,828       $ 28,491           68 %
       per boe                                             $   7.71       $   6.31           22 %
As a percentage of pre-hedging revenue                       19.0 %         16.6 %           14 %

OPERATING COSTS

Operating costs for the year ended December 31, 2004 amounted to $38.8 million or $6.26/boe compared with $25.6 million or $5.68/boe for the year ended December 31, 2003. Operating costs in the fourth quarter of 2004 amounted to $13.1 million or $6.81/boe. The increase in operating cost amounts reflects the 37% increase in boe production in 2004. Higher per boe operating costs in 2004 are due to the higher costs associated with the properties acquired from Anadarko in September 2004. In addition, operating costs have steadily increased over the past two years due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that has resulted from the high level of industry activity. The Fund expects per boe operating costs in 2005 to approximate $6.95 per boe.

                                                     2004               2003            % Change
------------------------------------------------------------------------------------------------
Operating costs ($000)                              $ 38,808         $ 25,618               51 %
        per boe                                     $   6.26         $   5.68               10 %

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative ("G&A") expense for the year ended December 31, 2004 amounted to $3.9 million or $0.62/boe compared with $3.2 million or $0.71/boe for the year ended December 31, 2003. G&A expense was higher in 2004 due to increased staff levels that resulted from the growth of the Fund. G&A expense in the fourth quarter of 2004 amounted to $1.3 million or $0.69/boe.

Management fees for the year ended December 31, 2004 amounted to $2.3 million compared to $1.7 million for the year ended December 31, 2004. On a boe basis, management fees were $0.37/boe compared to $0.37/boe in 2003. Fourth quarter 2004 management fees amounted $0.7 million or $0.38/boe. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses.

The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the weighted average number of Trust Units outstanding during the year) to determine the performance fee. For the year ending December 31, 2004 the total return of the Fund was 38% (57% return in 2003) based on an opening unit price of $17.83 per unit ($13.07 per unit in 2003), a closing unit price of $21.71 per unit ($17.83 per unit in
2003) and cash  distributions  of $2.82 per unit for the year ($2.71 per unit in
2003). This 38% return for Unitholders resulted in a performance fee of $21.6 million in 2004 ($19.6 million in 2003). On January 19, 2004 the Fund issued 763,371 Advantage Trust Units plus $5.1 million to Advantage Investment Management Ltd. and the employees of the Fund to satisfy the performance fee obligation. The cash component of the fee payment was used by the Fund Manager to pay income taxes. The Manager does not receive any form of compensation in respect of acquisition or divestiture fees nor is there any form of stock option plan for the Manager or the employees of Advantage.

                                                     2004                2003           % Change
------------------------------------------------------------------------------------------------
General and administrative expense ($000)          $   3,871          $   3,216             20 %
       per boe                                     $    0.62          $    0.71           (13) %
Management fees ($000)                             $   2,323          $   1,679             38 %
       per boe                                     $    0.37          $    0.37              - %
Employees at December 31                                  77                 49             57 %

INTEREST

Interest expense on bank debt for the year ended December 31, 2004 amounted to $6.4 million comparable to the $6.4 million for the year ended December 31, 2003. Average debt levels were higher in 2004 but were offset by lower interest rates. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee. The average rate of interest on Advantage's bank debt at December 31, 2004 was approximately 4.0%.

CASH NETBACKS ($/boe)

                                                        2004                              2003
                                               ($000s)        ($/boe)           ($000s)           ($/boe)
-----------------------------------------------------------------------------------------------------------
Revenue                                       $ 251,192         $ 40.49         $ 171,277         $ 37.96
Hedging                                         (9,711)           (1.57)          (5,202)           (1.15)
Royalties                                      (47,828)           (7.71)         (28,491)           (6.31)
Operating costs                                (38,808)           (6.26)         (25,618)           (5.68)
-----------------------------------------------------------------------------------------------------------
Operating                                     $ 154,845         $ 24.95         $ 111,966         $ 24.82
General and administrative                      (3,871)           (0.62)          (3,216)           (0.71)
Management fees                                 (2,323)           (0.37)          (1,679)           (0.37)
Interest expense                                (6,407)           (1.03)          (6,378)           (1.41)
Taxes                                           (2,003)           (0.32)          (1,253)           (0.28)
Performance incentive                           (5,062)           (0.82)                -           -
-----------------------------------------------------------------------------------------------------------
Cash flow from operations                     $ 135,179         $ 21.79          $ 99,440         $ 22.05
Interest on convertible debentures              (8,701)           (1.40)          (4,705)           (1.04)
-----------------------------------------------------------------------------------------------------------
Cash available for distribution               $ 126,478         $ 20.39          $ 94,735         $ 21.01
-----------------------------------------------------------------------------------------------------------

DEPLETION, DEPRECIATION AND SITE RESTORATION

Depletion and depreciation of property and equipment is provided on the unit of production method based on total proved reserves. The depletion, depreciation and accretion ("D,D&A") provision for 2004 increased to $99.3 million from $54.0 million in 2003. The increased provision in 2004 is the result of higher production volumes and a higher per boe rate. The DD&A rate for the year ended December 31, 2004 was $16.00/boe compared with $11.97/boe in 2003. Included in D,D&A in 2004 is $0.9 million of accretion expense related to the asset retirement obligations. The retroactive application of the new accounting policy for asset retirement obligations requires restatement of periods, which resulted in the 2003 D,D&A expense to increase by $0.2 million compared to the previously reported expense.

TAXES

Current taxes paid or payable for the period ending December 31, 2004 primarily represent capital tax and amounted to $2.0 million, compared to $1.3 million expensed in 2003. Capital taxes are based on debt and equity levels of the Trust at the end of the year and are higher in 2004 due to Advantage's growth during the year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next four years.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the year ended December 31, 2004 the Fund recognized an income tax recovery of $16.4 million compared to an $18.2 million recovery in 2003. In the first quarter of 2004 the Alberta Government enacted a tax rate reduction of 1%, reducing the tax rate from 12.5% to 11.5% effective April 1, 2004. This resulted in an additional tax recovery during the first quarter of approximately $2.2 million.

In the Fund's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at December 31, 2004 the operating company had a future income tax liability balance of $112.3 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the Defiant acquisition, Advantage recorded a future tax liability of $51.5 million.

CAPITAL EXPENDITURES

Capital expenditures including acquisitions for the year ended December 31, 2004 totalled $482.3 million net of property dispositions of $6.5 million compared to $168.6 million net of property dispositions of $6.1 million in 2003. Expenditures on property and equipment in 2004 amounted to $107.9 million. The majority of the capital expenditures were incurred on natural gas development drilling, completions and tie-ins at the Fund's Nevis, Medicine Hat, Bantry and Shouldice properties.

Capital Expenditures ($ thousands)

                                                           2004           2003
--------------------------------------------------------------------------------
Land and seismic                                       $  3,034       $  7,502
Drilling, completions and workovers                      68,327         47,123
Well equipping and facilities                            35,655         21,094
Other                                                       877            157
--------------------------------------------------------------------------------

                                                       $107,893       $ 75,876
Acquisition of MarkWest Resources Canada Corp.                -         97,025
Acquisition of Anadarko Properties                      179,115              -
Acquisition of Defiant Energy Corporation*              200,291              -
Property acquisitions                                     1,530          1,848
Property dispositions                                   (6,539)        (6,112)
--------------------------------------------------------------------------------
Total capital expenditures                             $482,290       $168,637
--------------------------------------------------------------------------------

* represents consideration of $144.1 million plus net debt assumed of $56.2 million

ACQUISITIONS

Anadarko Property Acquisition

On September 15, 2004 Advantage closed the acquisition of petroleum and natural gas properties located in central Alberta, southern Alberta and southeast Saskatchewan from Anadarko Canada Corporation for net consideration after adjustments of approximately $179.1 million. The acquisition was financed through the issuance of 3.5 million Advantage Trust Units at $18.80 per Unit, $75 million of 5 year 7.50% and $50 million of 7 year 7.75% subordinated convertible debentures. The 7.5% debentures are convertible into Advantage Trust Units at $20.25 per Unit and the 7.75% debentures are convertible into Advantage Units at $21.00 per Unit. Total net proceeds of the offering amounted to $181.8 million.

Defiant Energy Corporation

On December 21, 2004 Advantage acquired all of the issued and outstanding shares of Defiant for consideration of $144.2 million. The acquisition was financed through the issuance of 3,666,286 Advantage Trust Units, the issuance of 1,450,030 Exchangeable Shares and cash consideration of $34 million (see note 3(i) to the consolidated financial statements).

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's contractual obligations and commitments:

                                                 Payments due by period
($ millions)                                 Total        2005        2006         2007         2008
-----------------------------------------------------------------------------------------------------
Building leases                             $  4.7      $   1.5    $  1.4       $   1.3      $   0.5
Capital leases                              $ 10.2      $   2.1    $  2.2       $   4.7      $   1.2
Pipeline/transportation                     $  4.5      $   2.6    $  1.4       $   0.4      $   0.1
-----------------------------------------------------------------------------------------------------
Total contractual obligations               $ 19.4      $   6.2    $  5.0       $   6.4      $   1.8
-----------------------------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

On September 14, 2004 Advantage issued 3,500,000 Advantage Trust Units at $18.80 per Unit, $75 million of 5 year 7.5% and $50 million of 7 year 7.75% subordinated convertible debentures. The 7.5% debentures are convertible into Advantage Trust Units at $20.25 per Unit and the 7.75% debentures are convertible into Advantage Units at $21.00 per Unit. Total net proceeds of the offering amounted to $181.8 million and was used to finance the acquisition of the Anadarko properties. On December 21, 2004 Advantage issued 3,666,286 Advantage Trust Units and 1,450,030 Exchangeable Shares to Defiant shareholders as partial consideration related to the acquisition of Defiant. Each
Exchangeable Share issued by Advantage Oil & Gas Ltd. is exchangeable for Advantage Trust Units at any time on the basis of the applicable exchange ratio in effect at that time. The remainder of the consideration of $34 million was paid to Defiant shareholders in cash. As at December 31, 2004 the Fund had 49.7 million Trust Units outstanding. On January 19, 2005 Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance fee. On February 9, 2005 the fund issued 5,250,000 Advantage Trust Units at $21.65 per Unit. Total net proceeds of $107.6 million will be used to pay down debt incurred on the December 2004 acquisition of Defiant, to fund the 2005 capital expenditure program and to pay down bank debt.

As at February 22, 2005, Advantage has 56.6 million Trust Units and 0.6 million Exchangeable Shares issued and outstanding. The exchange ratio of the Exchangeable Shares adjusts each month on the distribution payment date and the number of Trust Units ultimately issuable will increase over time. The Exchangeable Shares are currently exchangeable for the issuance of 0.7 million Trust Units. The Trust also had $147.2 million convertible debentures outstanding at February 22, 2005 that can be immediately converted to 7.5 million Trust Units.

At December 31, 2004 Advantage had bank debt outstanding of $267.1 million. Advantage has an agreement with a syndicate of four Canadian chartered banks that provides for a $310 million facility consisting of a $300 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2005. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. At December 31, 2004 Advantage also had a working capital deficiency of $39.8 million. The following table outlines Advantage's sources and uses of funds during 2004.

     Sources and Uses of Funds ($ thousands)

     Sources of funds
        Cash flow from operations                      $ 135,179
        Units issued, net of costs                        62,465
        Debentures issued, net of costs                  119,552
        Increase in bank debt                            119,500
        Property dispositions                              6,539
     ------------------------------------------------------------
                                                       $ 443,235
     ------------------------------------------------------------

     Uses of funds

        Capital expenditures                           $ 107,893
        Asset retirement expenditures                        673
        Acquisition of Defiant                            31,254
        Property acquisitions                            180,645
        Distributions paid to Unitholders                113,681
        Interest paid to debenture holders                 6,951
        Increase in working capital and other              2,138
     ------------------------------------------------------------
                                                       $ 443,235
     ------------------------------------------------------------

ANNUAL FINANCIAL INFORMATION

The following is a summary of selected financial information of the Fund for the periods indicated.

                                                                For the              For the              For the
                                                             year ended           year ended           year ended
                                                            Dec. 31, 2004        Dec. 31, 2003        Dec. 31, 2002
------------------------------------------------------------------------------------------------------------------------
Total revenue (before royalties) ($000)                         241,481              166,075                97,837
Net income ($000)                                                34,463               44,024                12,095
    Per unit - basic and diluted                                   0.63                 1.29                  0.41
Total assets ($000)                                           1,033,251              581,889               411,849
Long term financial liabilities ($000)                            7,606                2,043                     -
Cash distributions per unit                                        2.82                 2.71                  1.73

QUARTERLY PERFORMANCE
($thousands, except per Unit amounts)                      2004                                     2003
                                           Q4         Q3         Q2        Q1         Q4        Q3         Q2       Q1
------------------------------------------------------------------------------------------------------------------------
  Net revenues                        $ 68,521  $ 48,255   $ 44,436  $ 32,227   $ 36,074  $ 34,483   $ 33,144  $33,883
  Net income (loss)                   $  8,627  $  7,102   $ 11,762  $  6,972   $ (1,866) $  9,560   $ 20,752  $15,578
  Net income (loss) per Unit, basic   $   0.12  $   0.13   $   0.26  $   0.13   $  (0.18) $   0.28   $   0.67  $  0.50
  Net income (loss) per Unit, diluted $   0.12  $   0.13   $   0.26  $   0.13   $  (0.18) $   0.28   $   0.64  $  0.48

The table above highlights the Trust's performance for the fourth quarter of 2004 and also for the preceding seven quarters through 2003. Net revenues are primarily impacted by commodity prices, production volumes and royalties.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust.

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focusing exploitation efforts in areas in which Advantage has existing knowledge and expertise or access to such expertise, using up to date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography, reservoir simulation studies and horizontal drilling have been used by Advantage and will be used by Advantage to improve its ability to find, develop and produce oil and natural gas.

Operations

Advantage's operations are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of the Fund and others. Advantage has both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, the Fund has liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable.

Continuing production from non-operated properties, and, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Advantage to certain properties. A reduction of cash flow could result in such circumstances. Advantage mitigates this risk by operating a high percentage of its properties.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate and price and demand are factors beyond Advantage's control. Such fluctuations will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that Advantage may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas. Advantage currently has a negligible natural gas hedging program and no crude oil hedges in place. The Trust mitigates risk through closely monitoring the various commodity markets and establishing hedging programs as deemed necessary.

Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Advantage will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas. Advantage mitigates this risk by maintaining a portfolio of assets that are geographically diversified.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Trust Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Debt Service

Advantage has credit facilities in the amount of $310 million. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to Unitholders. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Advantage or that additional funds can be obtained.

The lenders have been provided with security over substantially all of the assets of Advantage. If Advantage becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell the properties of the Fund.

Reserves

Although Sproule Associates Limited and the Trust have carefully prepared the reserve figures included herein and believe that the methods of estimating reserves have been verified by operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of Advantage which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. Trust Units will have no value once all of the oil and natural gas reserves of Advantage have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of Advantage or the properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Advantage. There can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Depletion of Reserves

The Trust has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of cash flow in respect of the oil and gas properties, absent commodity price increases or cost effective acquisition and development activities will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Advantage will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Advantage's initial production levels and reserves will decline.

Advantage's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Advantage's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Advantage's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, Advantage's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Advantage is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available for distribution will be reduced.

There can be no assurance that Advantage will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Regulatory Matters

The Corporation's operations are subject to a variety of federal and provincial laws and regulations, including laws and regulations relating to the protection of the environment.

CORPORATE GOVERNANCE

Advantage Investment Management Ltd. has been retained by the Trustee of the Fund and by Advantage Oil & Gas ("AOG") to provide advisory and management services to the Fund and to AOG. The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $2 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions.

The Board of Directors consists of eight members, six of whom are unrelated to the Fund. The Audit Committee and the Independent Reserve Evaluation Committee each have three members, all of whom are independent. The Human Resources,

Compensation and Corporate Governance Committee has four members, all of whom are independent. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund. A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Trust's financial results and financial condition. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available, and as economic conditions impact oil and natural gas prices, operating costs, and royalty burdens change. Reserve estimates impact net income through depletion, the provision for site reclamation and abandonment and in the application of the ceiling test, whereby the value of the oil and natural gas assets are subjected to an impairment test. The reserve estimates are also used to assess the borrowing base for the Trust's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income or the borrowing base of the Trust.

FINANCIAL REPORTING AND REGULATORY UPDATE

During 2004 there were a number of changes to financial reporting and regulatory requirements. The changes that will impact Advantage are noted below.

Full Cost Accounting Guideline

In September 2003 the CICA issued Accounting Guideline 16, "Oil and Gas Accounting - Full Cost" which is effective for fiscal years beginning on or after January 1, 2004. The new Guideline limits the carrying value of oil and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved plus probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the current cost recovery ceiling test that uses undiscounted cash flows and constant prices and costs less general and administrative and financing costs. There is no write-down of the Fund's oil and gas assets at December 31, 2004.

Asset Retirement Obligations

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage adopted the new standard in the first quarter of 2004.

Hedging Relationships

Effective for the Fund's 2004 fiscal year, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationship be identified, designated, documented and measured in order for the Fund to apply hedge accounting. All of the hedges Advantage enters into are effective economic hedges and Advantage has elected to use the fair value method of accounting for all derivative transactions as the Fund believes this method provides better information to readers of the Fund's financial statements. Effective the first quarter of 2004 Advantage recorded the fair value of the derivative financial instruments at each balance sheet date. The change in fair value from period to period has been recorded in the income statement on a separate line as unrealized gains/losses.

Stock Based Compensation

In September 2003 the CICA issued an amendment to section 3870 "Stock Based compensation and other stock based payments". The amended section is effective for years beginning on or after January 1, 2004 and requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Trust implemented this standard prospectively commencing in 2004.

Continuous Disclosure Obligations

Commencing in the first quarter of 2004 Advantage was subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument requires shorter reporting periods for filing annual and interim financial statements, MD&A and Annual Information Form (AIF). The Instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF.

Exchangeable Shares

The Canadian Institute of Chartered Accountants issued EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC detailed the conditions under which exchangeable shares are classified as a component of equity. Exchangeable shares that do not satisfy the given criteria are shown as non-controlling interest. The Trust's interpretation is that the exchange-able shares issued for the acquisition of Defiant complies with the established criteria and is presented as a component of Unitholders' Equity. However, the Trust is aware that the EIC are reviewing the standard and are considering revisions to improve clarity. The Trust will reassess the accounting and presentation of exchangeable shares when a revision is finalized. Such a change could impact the accounting and presentation of exchangeable shares.

Convertible Debentures

The Trust will adopt new accounting standards concerning Financial Instruments for the 2005 fiscal year. These new accounting standards will require the Trust to include convertible debentures as a component of long-term debt. The related interest expense, currently included as a reduction in accumulated income, will be reclassified as interest expense on the Consolidated Statements of Income. This change will be adopted retroactively.

OUTLOOK

Advantage's cash available for distribution in 2005 will continue to be impacted by the volatility of crude oil and natural gas prices and the $Cdn/$US exchange rate. Advantage will continue to distribute a substantial portion of its cash flow in 2005 with the distribution level set by the Board of Directors of AOG dependent on the level of commodity prices and success of the Fund's drilling and development program and acquisition activities. In 2005, Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long term cash flow. The market for property acquisitions in 2005 will be very competitive as a result of strong commodity prices, ease of access to capital for acquiring companies, and the increased demand for production that has resulted from the larger number of trusts in the market place. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in 2003 and 2004. Advantage's Board of Directors approved a 2005 capital expenditures budget of $82 million which will include the drilling, completion and tie-in of 70 wells, 32 of which are planned to be drilled at the Fund's Nevis property. In addition, the 2005 budget includes numerous low risk recompletion and workover projects, facility enhancements and land and seismic purchases.

The following table indicates the Fund's cash flow available for distribution sensitivity (prior to hedging) to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2005 based on production of 23,000 boe/d comprised of 93,000 mcf/d of natural gas and 7,500 bbls/d of crude oil and NGLs. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

Sensitivities

                                                          Annual                   Annual
                                                          Cash flow        Cash flow per Unit
                                                          ($000)                  ($/Unit)
----------------------------------------------------------------------------------------------
Natural gas
       AECO price change of $0.25/mcf                     $ 6,500                $ 0.12
       Production change of 1,000 mcf/d                   $ 1,400                $ 0.02
Crude oil and NGLs

       WTI price change of US$1.00/bbl                    $ 2,600                $ 0.05
       Production change of 200 bbls/d                    $ 2,100                $ 0.04

Cdn$0.01 change in the Cdn$/US$ exchange rate             $ 3,500                $ 0.06

1% change in interest rates                               $ 2,000                $ 0.04

Forward Looking Information

The information in this report contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

Non-GAAP Measures

Cash flow from operations and per Unit cash flow from operations and cash available for distribution and per Unit cash available for distribution are not recognized measures under the Canadian generally accepted accounting principles
(GAAP). Management believes that cash flow from operations and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

Additional Information

Additional information relating to Advantage, including the annual information form, can be found on SEDAR at www.sedar.com.

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT

Advantage Energy Income Fund Management takes responsibility for the preparation and presentation of the consolidated financial statements together with the operational information contained in this report. The financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles.

Estimates have been used in the preparation of the consolidated financial statements when transactions affecting the reporting period cannot be finalized until a later date. The carrying value of oil and gas interests reflects Management's best judgement with regard to the underlying assets. Other financial information contained throughout this annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal control that provides reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Fund's operating and financial results, and that the Fund's assets are safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfils its financial reporting and internal control responsibilities. The Audit Committee has reviewed the consolidated financial statements with management and KPMG LLP, the Fund's external auditors, and has reported to the Board of Directors thereon. The Board of Directors has approved these consolidated financial statements.


Kelly I. Drader                                           Peter A. Hanrahan
President & CEO                                           VP Finance & CFO
February 22, 2005


AUDITORS' REPORT

To the Unitholders of Advantage Energy Income Fund:

We have audited the consolidated balance sheets of Advantage Energy Income Fund as at December 31, 2004 and 2003 and the consolidated statements of income and accumulated income and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada February 22,
2005

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)

                                                                December 31, 2004                  December 31, 2003
----------------------------------------------------------------------------------------------------------------------
                                                                                                   (restated - note 2)
Assets
Current assets
    Accounts receivable                                         $         48,961                   $         34,181
Fixed assets (note 4)
    Property and equipment                                             1,190,552                            675,090
Accumulated depletion and depreciation                                 (253,506)                           (155,155)
----------------------------------------------------------------------------------------------------------------------

                                                                         937,046                            519,935
Goodwill (note 3)                                                         47,244                             27,773
----------------------------------------------------------------------------------------------------------------------

                                                                $      1,033,251                   $        581,889
----------------------------------------------------------------------------------------------------------------------

Liabilities

Current liabilities
    Accounts payable and accrued liabilities                    $         74,595                   $         52,966
    Cash distributions payable to Unitholders                             12,419                              8,445
    Current portion of capital lease obligations (note 6)                  1,785                                321
    Hedging liability (note 10)                                              214                                  -
    Bank indebtedness (note 5)                                           267,054                            102,968
----------------------------------------------------------------------------------------------------------------------

                                                                         356,067                            164,700
----------------------------------------------------------------------------------------------------------------------

Capital lease obligations (note 6)                                         7,606                              2,043
Asset retirement obligations (note 7)                                     17,503                             13,892
Future income taxes (note 9)                                             112,266                             77,999
----------------------------------------------------------------------------------------------------------------------

                                                                         493,442                            258,634
----------------------------------------------------------------------------------------------------------------------

Unitholders' equity

Unitholders' capital (note 8)                                            536,047                            302,496
Exchangeable shares (note 8)                                              30,842                                  -
Convertible debentures (note 8)                                          148,450                             99,984
Contributed surplus (note 8)                                               1,036                                  -
Accumulated income                                                        93,451                             73,137
Accumulated cash distributions                                         (270,017)                           (152,362)
----------------------------------------------------------------------------------------------------------------------
                                                                         539,809                            323,255
----------------------------------------------------------------------------------------------------------------------
                                                                      $1,033,251                   $        581,889
----------------------------------------------------------------------------------------------------------------------

Commitments (note 12)
Subsequent event (note 13)
see accompanying Notes to Consolidated Financial Statements

On behalf of the Board of Directors:


Rodger A. Tourigny Director

Kelly I. Drader Director

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME
(thousands of dollars, except for per Unit amounts)

                                                                          For the year ended        For the year ended
                                                                         December 31, 2004          December 31, 2003
-----------------------------------------------------------------------------------------------------------------------
                                                                                                    (restated - note 2)
Revenue
    Petroleum and natural gas                                            $        241,481          $       166,075
    Unrealized hedging loss (note 10)                                               (214)                        -
    Royalties, net of Alberta Royalty Credit                                     (47,828)                 (28,491)
-----------------------------------------------------------------------------------------------------------------------

                                                                                  193,439                  137,584
-----------------------------------------------------------------------------------------------------------------------

Expenses

    Operating                                                                      38,808                   25,618
    General and administrative                                                      3,871                    3,216
    Unit-based compensation (note 8)                                                1,036                        -
    Management fee (note 1)                                                         2,323                    1,679
    Performance incentive (note 11)                                                21,632                   19,592
    Interest                                                                        6,407                    6,378
    Depletion, depreciation and accretion                                          99,277                   54,027
-----------------------------------------------------------------------------------------------------------------------

                                                                                  173,354                  110,510
-----------------------------------------------------------------------------------------------------------------------

Income before taxes                                                                20,085                   27,074
Future income tax recovery (note 9)                                              (16,381)                 (18,203)
Income and capital taxes (note 9)                                                   2,003                    1,253
-----------------------------------------------------------------------------------------------------------------------

                                                                                 (14,378)                 (16,950)
-----------------------------------------------------------------------------------------------------------------------

Net income                                                                         34,463                   44,024
Accumulated income, beginning of year as previously reported                       72,022                   36,581
Effect of change in accounting for asset retirement obligations (note 2)            1,115                    1,255
-----------------------------------------------------------------------------------------------------------------------

Accumulated income, beginning of year as restated                                  73,137                   37,836
Costs on issuance of convertible debentures                                       (5,448)                  (4,018)
Interest on convertible debentures                                                (8,701)                  (4,705)
-----------------------------------------------------------------------------------------------------------------------

Accumulated income, end of year                                          $         93,451          $        73,137
-----------------------------------------------------------------------------------------------------------------------

Net income per Trust Unit (note 8)
    Basic and diluted                                                    $           0.63          $          1.29
-----------------------------------------------------------------------------------------------------------------------

see accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of dollars)

                                                                For the year ended                 For the year ended
                                                                December 31, 2004                  December 31, 2003
----------------------------------------------------------------------------------------------------------------------
                                                                                                   (restated - note 2)
Operating Activities
Net income                                                      $         34,463                   $         44,024
Add (deduct) items not requiring cash:
    Unit-based compensation                                                1,036                                  -
    Non-cash performance incentive                                        16,570                             19,592
    Future income taxes                                                 (16,381)                            (18,203)
    Unrealized hedging loss                                                  214                                  -
    Depletion, depreciation and accretion                                 99,277                             54,027
----------------------------------------------------------------------------------------------------------------------

Funds from operations                                                    135,179                             99,440
Expenditures on asset retirement                                           (673)                               (336)
Changes in non-cash working capital                                      (2,230)                               (975)
----------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities                                    132,276                             98,129
----------------------------------------------------------------------------------------------------------------------

Financing Activities

Units issued, net of costs                                                62,465                             76,436
Convertible debentures issued, net of costs                              119,552                             85,982
Interest on convertible debentures                                       (6,951)                             (3,935)
Increase (decrease) in bank debt                                         119,500                            (11,254)
Reduction of capital lease obligations                                     (321)                                  -
Cash distributions to Unitholders                                      (113,681)                            (79,815)
----------------------------------------------------------------------------------------------------------------------

Cash provided by financing activities                                    180,564                             67,414
----------------------------------------------------------------------------------------------------------------------

Investing Activities

Expenditures on property and equipment                                 (107,893)                            (75,876)
Property acquisitions                                                  (180,645)                             (1,848)
Property dispositions                                                      6,539                              6,112
Acquisition of Defiant Energy Corporation (note 3i)                     (31,254)                                  -
Acquisition of MarkWest Resources Canada Corp. (note 3ii)                      -                            (97,025)
Changes in non-cash working capital                                          413                              3,094
----------------------------------------------------------------------------------------------------------------------

Cash used in investing activities                                      (312,840)                           (165,543)
----------------------------------------------------------------------------------------------------------------------

Net change in cash                                                             -                                  -
Cash, beginning of year                                                        -                                  -
----------------------------------------------------------------------------------------------------------------------

Cash, end of year                                               $              -                   $              -
----------------------------------------------------------------------------------------------------------------------

Supplementary cash flow information
    Interest paid                                               $          6,964                   $          6,414
    Taxes paid                                                  $          1,314                   $            858

see accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004
All tabular amounts in thousands except for Units and per Unit amounts

1.   BUSINESS AND STRUCTURE OF THE TRUST

     Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") was formed on May 23, 2001 as a result of the conversion of Advantage Oil & Gas Ltd. ("AOG") into a royalty trust. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

     Advantage is an open-ended mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated April 17, 2001 between AOG and Computershare Trust Company of Canada as trustee. The Trust commenced operations on May 24, 2001. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

     The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, a royalty in the producing properties of AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes").

     In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the AOG Notes and royalty income earned from the AOG Royalty. The AOG Royalty and the AOG Notes result in the effective transfer of the economic interest in the properties of AOG to the Trust. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties.

     The Trust is managed by Advantage Investment Management Ltd. (the "Manager"). The Manager receives a management fee and a performance incentive fee pursuant to a Management Agreement as approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees also include a performance incentive fee equal to 10% of the amount by which the total return to investors exceeds 8% (see note 11).

2.   SUMMARY OF  SIGNIFICANT ACCOUNTING POLICIES

     The management of Advantage Energy Income Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

     Consolidation

     These consolidated financial statements include the accounts of the Trust and all wholly-owned subsidiaries, including AOG and Defiant Energy Corporation. All intercompany balances and transactions have been eliminated.

     Property and equipment
     (a) Petroleum and natural gas properties and related equipment

     The Fund follows the full cost method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, geological and geophysical costs and overhead expenses related to exploration and development activities.

     Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

     Depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit-of-production method based on estimated net proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion calculation, proven petroleum and natural gas reserves are converted to a common unit-of-measure on the basis of one barrel of oil or liquids being equal to six mcf of natural gas.

     The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proven undeveloped reserves. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

     Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

     The Trust adopted the new accounting standard relating to full cost accounting effective January 1, 2004 and as at January 1, 2004 and December 31, 2004 no write-down to the carrying value of petroleum and natural gas assets was required. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

     (b) Furniture and equipment

     The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

     Asset Retirement Obligations

     The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property and equipment. The asset recorded is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to income in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

     Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets                                      December 31, 2003   December 31, 2002
-----------------------------------------------------------------------------------------
Asset retirement costs, included in property
    and equipment                                       $    7,137           $    3,856
Asset retirement obligations                            $   13,892           $    7,351
Provision for future site restoration                   $   (8,451)          $   (5,396)
Future income taxes                                     $      581           $      646
Accumulated income                                      $    1,115           $    1,255

                                                                   Year ended
 Statement of Income                                           December 31, 2003
 -------------------------------------------------------------------------------

 Accretion expense                                                 $      515
 Depletion and depreciation on asset retirement costs              $      997
 Amortization of estimated future removal and site
       restoration liability                                       $    (1,307)
 Future taxes                                                      $       (65)
 Net income impact                                                 $      (140)
 Basic net income per Unit                                         $     (0.00)
 Diluted net income per Unit                                       $     (0.00)

     Measurement uncertainty

     The amounts recorded for depletion and depreciation of property and equipment and the provision for asset retirement obligation costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, future oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

     Joint operations

     The accounts of the Trust reflect its proportionate interest in exploration and production activities conducted jointly with others.

     Cash distributions

     Cash distributions are calculated on an accrual basis and are paid to Unitholders monthly based on cash available for distributions.

     Income taxes

     The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for current income taxes relating to the Fund is included in these financial statements.

     The Fund and its subsidiaries follow the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

     Financial instruments

     From time to time, the Fund uses various financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts are recognized in petroleum and natural gas revenues at the time that each transaction under a contract is settled.

     Effective January 1, 2004, CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Advantage has chosen not to apply hedge accounting and will instead use the fair value method based on future market prices and other relevant factors. This method requires the fair value of the derivative financial instruments be recorded at each balance sheet date (see note 10).

     Goodwill

     Goodwill is the excess purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized. Goodwill impairment is assessed at year-end, or as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

     Unit-based compensation

     The Trust has a unit-based compensation plan (the "Plan") for external directors of the Trust, which is described in note 8. Advantage accounts for its grants under the Plan in accordance with the fair value based method of accounting for stock-based compensation. The exercise price of the rights granted under the Plan is based on the market price at that time and is reduced in future periods by distributions paid on the outstanding Trust Units in accordance with the terms of the Plan.

     Since awards under the Plan are vested immediately, associated compensation expense is recognized in the current period earnings and estimated forfeiture rates for such rights are not incorporated within the determination of fair value. The compensation expense results in the creation of contributed surplus until the rights are exercised. Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in Unitholders' capital.

     Exchangeable Shares

     The Canadian Institute of Chartered Accountants issued EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC detailed the conditions under which exchangeable shares are classified as a component of equity. Ex-changeable shares that do not satisfy the given criteria are shown as non-controlling interest. The Trust's interpretation is that the exchangeable shares issued for the acquisition of Defiant complies with the established criteria and is presented as a component of Unitholders' Equity. However, the Trust is aware that the EIC are reviewing the standard and are considering revisions to improve clarity. The Trust will reassess the accounting and presentation of exchangeable shares when a revision is finalized. Such a change could impact the accounting and presentation of exchangeable shares.

     Per Unit amounts

     Net income per unit is calculated using the weighted average number of Units outstanding during the year, including Exchangeable Shares. Diluted net income per unit is calculated using the treasury stock method to determine the dilutive effect of unit-based compensation.

     Revenue recognition

     Petroleum and natural gas revenues are recognized when the title and risks pass to the purchaser.

3.   ACQUISITIONS

     (i) Defiant Energy Corporation

     On December 21, 2004 Advantage acquired all of the issued and outstanding shares of Defiant Energy Corporation ("Defiant") for consideration of $144.2 million. Defiant is a corporation that was engaged in the exploration for, and the development, acquisition and production of, natural gas and crude oil in western Canada. The acquisition is being accounted for using the purchase method with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

     Net assets acquired and liabilities assumed:              Consideration:
     Property and equipment                   $232,750         Cash                                    $ 34,000
     Goodwill                                   20,328         3,666,286 Trust Units issued              77,982
     Future income taxes                      (51,505)         1,450,030 Exchangeable Shares issued      30,842
     Bank indebtedness                        (44,586)         Acquisition costs incurred                 1,326
                                                               -------------------------------------------------
     Capital lease obligations                 (7,347)                                                 $144,150
                                                               -------------------------------------------------
     Net working capital
        (including cash of $4.1 million)       (4,208)
     Asset retirement obligations              (1,282)
     -----------------------------------------------------------
                                            $ 144,150
                                            =========

     The value of the Trust Units and Exchangeable Shares issued as partial consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price is subject to refinement as certain cost estimates are realized and the tax balances are finalized.

     (ii) MarkWest Resources Canada Corp.

     On December 2, 2003 Advantage acquired all of the issued and outstanding shares of MarkWest Resources Canada Corp. ("MarkWest") for cash consideration of $97.0 million. The acquisition is being accounted for using the purchase method with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

     Net assets acquired and liabilities assumed:           Consideration:
     Property and equipment                  $105,573       Cash                                $ 96,769
     Goodwill                                  26,916       Acquisition costs incurred               256
                                                            ---------------------------------------------
     Net working capital                     (14,027)
                                                                                                $ 97,025
                                                            ---------------------------------------------
     Capital lease obligation                 (2,054)
     Future income taxes                     (17,635)
     Future site restoration                  (1,748)
     --------------------------------------------------------
                                             $ 97,025
     --------------------------------------------------------

     (iii) Asset Acquisition

     On September 15, 2004 Advantage closed the acquisition of certain petroleum and natural gas properties and related assets for net consideration of $179.1 million. The asset retirement obligation assumed and recorded on this acquisition was $6.6 million.

4.   FIXED ASSETS

     During the year ended December 31, 2004, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $2,401,000 (2003 - $1,804,000).

     Costs of $25,700,000 (2003 - $22,300,000) for unproven properties have been excluded from the calculation of depletion expense, and future development costs of $64,200,000 (2003 - $43,152,000) have been included in costs subject to depletion.

     The Trust performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of property and equipment. Based on the calculation, the carrying amounts are recoverable as compared to the sum of the undiscounted cash flows expected from the production of proved reserves based on the following benchmark prices:

                                                 WTI Crude Oil      Exchange Rate      AECO Gas
     Year                                          ($US/bbl)         ($US/$Cdn)      ($Cdn/mmbtu)
     --------------------------------------------------------------------------------------------
     2005                                             $44.29              $0.84           $6.97
     2006                                             $41.60              $0.84           $6.66
     2007                                             $37.09              $0.84           $6.21
     2008                                             $33.46              $0.84           $5.73
     2009                                             $31.84              $0.84           $5.37
     --------------------------------------------------------------------------------------------
     Percentage change each year after 2009           1.5%                 -             1.5%
     --------------------------------------------------------------------------------------------

     Benchmark prices are adjusted for a variety of factors such as quality differentials to determine the expected price to be realized by the Trust when performing the ceiling test calculation.

5.   BANK INDEBTEDNESS

     Advantage has a credit facility agreement with a syndicate of Canadian chartered banks which provide for a $300 million extendible revolving loan facility and a $10 million operating loan facility. The loan's interest rate is based on either prime or bankers' acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Trust's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. The credit facilities are subject to review on an annual basis, with the next review anticipated to take place in May 2005. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period, subject to a one year term maturity as to lenders not agreeing to such annual extension. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by AOG to the Trust (and effectively by the Trust to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Trust is in default of such credit facilities or if the amount of the Trust's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the Debentures are also subordinated to indebtedness under the credit facilities and payments under the Debentures are similarly restricted.

     At December 31, 2004, the effective interest rate on the outstanding amounts under the facility was approximately 4.0%.

6.   CAPITAL LEASE OBLIGATIONS

     The Trust has capital leases on a variety of property and equipment. Future minimum lease payments at December 31, 2004 consist of the following:

     2005                                        $     2,173
     2006                                              2,174
     2007                                              4,672
     2008                                              1,218
     --------------------------------------------------------
                                                 $    10,237
     Less amounts representing interest                (846)
     --------------------------------------------------------
                                                       9,391
     Current portion                                 (1,785)
     --------------------------------------------------------
                                                 $     7,606
     --------------------------------------------------------

7.   ASSET RETIREMENT OBLIGATIONS

     The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $57.5 million which will be incurred between 2005 to 2055. A credit-adjusted risk-free rate of 7% was used to calculate the fair value of the asset retirement obligations.

     A reconciliation of the asset retirement obligations is provided below:
                                             Year ended           Year ended
                                         December 31, 2004    December 31, 2003
     ---------------------------------------------------------------------------

     Balance, beginning of year          $         13,892     $         7,351
     Accretion expense                                926                 515
     Liabilities incurred                           3,358               6,362
     Liabilities settled                            (673)               (336)
     ---------------------------------------------------------------------------
     Balance, end of year                $         17,503            $ 13,892
     ---------------------------------------------------------------------------

8.   UNITHOLDERS' EQUITY (i)

     Unitholders' Capital

    (a) Authorized

    Unlimited number of voting Trust Units

    (b) Issued
                                                             Number of Units              Amount
--------------------------------------------------------------------------------------------------
    Balance at December 31, 2002                                 28,200,945         $    161,452
    Issued for cash, net of costs                                 5,100,000               76,136
    Issued on conversion of debentures                            3,381,261               45,016
    Issued on exercise of options                                    35,000                  300
--------------------------------------------------------------------------------------------------

    Balance at December 31, 2003                                 36,717,206         $    282,904
    2003 non-cash performance incentive                           1,099,104               19,592
    Issued for cash, net of costs                                 3,500,000               62,207
    Issued for acquisition of Defiant, net of costs               3,666,286               77,837
    Issued on conversion of debentures                            4,637,187               76,534
    Issued on exercise of options                                    55,000                  403
--------------------------------------------------------------------------------------------------
    Balance at December 31, 2004                                 49,674,783         $    519,477
    2004 non-cash performance incentive                             763,371               16,570
--------------------------------------------------------------------------------------------------
                                                                 50,438,154         $    536,047
--------------------------------------------------------------------------------------------------

     On January 27, 2004 Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

     On September 15, 2004 Advantage issued 3,500,000 Trust Units at $18.80 per Trust Unit to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

     On December 21, 2004 Advantage issued 3,666,286 Trust Units as partial consideration for the acquisition of Defiant (see Note 3i).

     On January 19, 2005 Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance fee.

     (c) Trust Units Rights Incentive Plan

     Effective June 25, 2002 a Trust Units Rights Incentive Plan for external directors of the Fund was established and approved by the Unitholders of Advantage. A total of 500,000 Trust Units have been reserved for issuance under the plan. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder the exercise price of the rights can be adjusted downwards over time based upon distributions made by the Trust to Unitholders.

     The Trust has elected to  prospectively  adopt  amendments to CICA Handbook
     Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan.

                                                            Series A                           Series B
                                                  Number              Price          Number              Price
     -----------------------------------------------------------------------------------------------------------
     Balance at December 31, 2002                 175,000          $    10.58                -              -
     Exercised                                    (35,000)               -                   -              -
     Reduction of exercise price                         -              (2.71)               -              -
     -----------------------------------------------------------------------------------------------------------
     Balance at December 31, 2003                 140,000          $     7.87                -              -
     Exercised                                    (55,000)               -                   -              -
     Issued                                              -               -           225,000          $   18.42
     Reduction of exercise price                         -              (2.82)               -            (1.67)
     -----------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                 85,000           $     5.05        225,000          $   16.75
     -----------------------------------------------------------------------------------------------------------

     On June 17, 2004 the Fund issued 225,000 Series B Trust Unit rights to the independent directors of Advantage at a price of $18.42 per right. During the second quarter the Fund recorded a non-cash stock-based compensation expense of $1.0 million to recognize the fair value of the rights granted. As the rights vested immediately and are fully exercisable, no further expense will be recognized related to the rights issuance. No Trust Unit rights were issued in 2003 and there was no compensation expense recorded.

     The Series A Trust Unit rights were issued in 2002 and the Trust was unable to determine the fair value for the rights granted under the Plan at that time. The Trust has disclosed pro forma results as if the Trust followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price.

     Pro Forma Results                                                2004                       2003
     -----------------------------------------------------------------------------------------------------
                                                                                      (restated - note 2)
     Net income as reported                                       $   34,463          $        44,024
     Less compensation expense for rights issued in 2002                 701                    1,000
     -----------------------------------------------------------------------------------------------------
     Pro Forma net income                                         $   33,762          $        43,024
     -----------------------------------------------------------------------------------------------------

     Net income per Trust Unit - basic and diluted
           As reported                                             $   0.63           $         1.29

           Pro Forma                                               $   0.61           $         1.26

     -----------------------------------------------------------------------------------------------------

     (ii) Exchangeable Shares

     (a)     Authorized

     AOG is authorized to issue an unlimited number of non-voting Exchangeable Shares.

     (b) Issued
                                                            Number of Shares                    Amount
     --------------------------------------------------------------------------------------------------
     Issued for acquisition of Defiant                            1,450,030                $    30,842
     --------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                                 1,450,030                $    30,842
     --------------------------------------------------------------------------------------------------

     As partial consideration for the acquisition of Defiant which closed on December 21, 2004, AOG issued 1,450,030 Exchangeable Shares (see note 3i). Each Exchangeable Share issued by AOG is exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to one at December 31, 2004 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five day weighted average unit price preceding the record date. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada.

     The Exchangeable Shares will not be entitled to any vote at meetings of shareholders of AOG but will, through a Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, be entitled to vote (on the basis of the number of votes equal to the number of Advantage Trust Units into which the Exchangeable Shares are then exchangeable) with the holders of Advantage Trust Units as a class. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances. Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by Advantage on January 15, 2008. If the number of exchangeable shares outstanding is less than 100,000, the Trust can elect to redeem the Exchangeable Shares for Trust Units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares.

     (iii) Convertible Debentures

     Interest   Conversion Price     Maturity         Balance at                      Converted to          Balance at
     Rate           per Unit           Date         Dec. 31, 2003      Issued        to Trust Units       Dec. 31, 2004
     -------------------------------------------------------------------------------------------------------------------
      10.00%       $   13.30        Nov. 1/07       $   10,214      $        -        $    6,090        $      4,124
      9.00%        $   17.00        Aug. 1/08           30,000               -            18,891              11,109
      8.25%        $   16.50        Feb. 1/09           59,770               -            46,538              13,232
      7.75%        $  21.00         Dec. 1/11                -          50,000                 -              50,000
      7.50%        $  20.25         Oct. 1/09                -          75,000             5,015              69,985
     -------------------------------------------------------------------------------------------------------------------
                                                      $ 99,984       $ 125,000        $   76,534           $ 148,450
     -------------------------------------------------------------------------------------------------------------------

     The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Unit plus accrued and unpaid interest. Issue costs associated with the convertible debentures are charged to accumulated income.

     On September 15, 2004 Advantage issued $75 million principal amount of 7.50% convertible unsecured subordinated debentures and $50 million principal amount of 7.75% convertible unsecured subordinated debentures to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

     The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the year ended December 31, 2004
     $76,534,000 debentures were converted resulting in the issuance of 4,637,187 Advantage Trust Units.

     (iv) Per Unit Amounts

     The calculation of net income per Trust Unit is based on the basic and diluted weighted average number of Trust Units outstanding during the year ended December 31, 2004 of 41,051,888 and 47,126,467 respectively and basic and diluted Trust Units outstanding of 30,536,236 and 34,040,645 respectively for the year ending December 31, 2003. Exchangeable Shares are included within the calculation of basic and diluted weighted average Trust Units outstanding. Net income is reduced by interest on convertible debentures for determination of net income per basic Trust Unit.

9.   INCOME TAXES

     The taxable income of the Fund is comprised of interest income related to the AOG Notes and royalty income from the AOG Royalty less deductions for Canadian Oil and Gas Property Expense and Unit issue costs.

     The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

                                                                             For the year               For the year
                                                                                ended                      ended
                                                                            Dec. 31, 2004              Dec. 31, 2003
     -----------------------------------------------------------------------------------------------------------------
                                                                                                   (restated - note 2)
     Income before taxes                                                         $ 20,085                  $ 27,074
     -----------------------------------------------------------------------------------------------------------------
     Expected income tax expense at statutory rates                                 6,796                    11,047
     Increase (decrease) in income taxes resulting from:

         Non-deductible Crown charges                                               7,537                     7,029
         Resource Allowance                                                       (8,766)                    (8,798)
         Amounts included in trust income and other                              (21,948)                   (27,481)
     -----------------------------------------------------------------------------------------------------------------
     Future income tax recovery                                                  (16,381)                   (18,203)
     Income and capital taxes                                                       2,003                     1,253
     -----------------------------------------------------------------------------------------------------------------
                                                                               $ (14,378)                  $(16,950)
     -----------------------------------------------------------------------------------------------------------------

     The  components  of the future  income tax  liability at December 31 are as follows:
                                                                                2004                         2003
     ------------------------------------------------------------------------------------------------------------------
                                                                                                    (restated - note 2)
     Property and equipment in excess of tax basis                              $ 127,130            $       90,681
     Asset retirement obligation                                                  (6,126)                    (4,736)
     Non-capital tax loss carry forward                                           (7,356)                    (8,327)
     Other                                                                        (1,382)                       381
     ------------------------------------------------------------------------------------------------------------------
     Future income tax liability                                                $ 112,266                  $ 77,999
     ------------------------------------------------------------------------------------------------------------------

     The Fund has non-capital tax loss carry forward of approximately $21.0 million of which $0.3 million expires in 2006, $12.5 million in 2009 and $8.2 million in 2010.


10.  FINANCIAL INSTRUMENTS

     Financial instruments of the Fund consist of accounts receivable, accounts payable and accrued liabilities, cash distributions payable and capital lease obligations. As at December 31, 2004, there are no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of the financial instruments due to the short terms to maturity and the floating interest rate on the bank debt. Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to normal industry credit risks. The Trust is also exposed to interest rate risks to the extent that bank debt is at a floating rate of interest.

     The Fund uses various types of derivative financial instruments to reduce its exposure to fluctuations in commodity prices. The fair value of these derivative instruments are based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments. The Fund is exposed to losses in the event of default by the counterparties to these instruments. The Fund manages this risk by dealing with financially sound counterparties.

     As at December 31, 2004 the Fund had the following outstanding hedge contract:

    AECO
    Volume                   Effective Period                Natural gas - Price
    ----------------------------------------------------------------------------
    10,450 mcf/d      January 1, 2005 - March 31, 2005              $ 6.30/mcf

     As at December 31, 2004 the settlement value of the hedge outstanding was approximately $0.2 million and has been charged to income as an unrealized hedging loss.

11.  PERFORMANCE INCENTIVE

     The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund.

     The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return was calculated at the end of the year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2004 opening and closing Unit prices were $17.83 and $21.71 respectively (2003 opening and closing Unit prices of $13.07 and $17.83 respectively). Cash distribution for the year amounted to $2.82 per Trust Unit (2003 distribution of $2.71 per Trust
     Unit). Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive. The performance incentive fee for 2004 was $21.6 million ($19.6 million in 2003). On January 19, 2005 the Fund issued 763,371 Advantage Trust Units to satisfy $16.6 million of the performance fee obligation. The remaining balance of the performance fee obligation was settled in cash. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

12.  COMMITMENTS

     Advantage has lease commitments relating to office buildings. The estimated annual minimum operating lease rental payments for the buildings, after deducting sublease income are as follows:

         2005                                      $ 1,479
         2006                                        1,355
         2007                                        1,321
         2008                                          541
         --------------------------------------------------
                                                   $ 4,696
         --------------------------------------------------

13.  SUBSEQUENT EVENT

     On February 9, 2005 Advantage issued 5,250,000 Trust Units at $21.65 per Trust Unit for net proceeds of $107.6 million (net of Underwriters' fees and other issue costs of $6.1 million). The net proceeds of the offering will be used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes.

DIRECTORS                              TRANSFER AGENT
Gary F. Bourgeois                      Computershare Trust Company of Canada
Kelly I. Drader
Ronald A. McIntosh                     CORPORATE SECRETARY
Roderick M. Myers                      Jay P. Reid
Carol D. Pennycook                     Partner, Burnet, Duckworth and Palmer LLP
Steven Sharpe
Lamont C. Tolley                       OPERATING COMPANY
Rodger A. Tourigny                     Advantage Oil & Gas Ltd.

OFFICERS                               AUDITORS
Kelly I. Drader                        KPMG LLP
President & CEO
Patrick J. Cairns                      BANKERS
Senior Vice President                  The Bank of Nova Scotia
Gary F. Bourgeois                      National Bank of Canada Bank of Montreal
Vice President, Corporate Development  Royal Bank of Canada
Peter A. Hanrahan
Vice President, Finance & CFO          INDEPENDENT RESERVE EVALUATORS
Rick P. Mazurkewich                    Sproule Associates Limited
Vice President, Operations
Weldon M. Kary                         LEGAL COUNSEL
Vice President, Exploitation           Burnet, Duckworth and Palmer LLP

CORPORATE OFFICES                      TORONTO STOCK EXCHANGE TRADING SYMBOLS
                                       Trust Units: AVN.UN
Petro-Canada Centre                    10% Convertible Debentures: AVN.DB 9%
Suite 3100,                            Convertible Debentures: AVN.DBA 8.25%
150 - 6 Avenue SW                      Convertible Debentures: AVN.DBB 7.5%
Calgary, Alberta T2P 3Y7               Convertible Debentures: AVN.DBC 7.75%
(403) 261-8810                         Convertible Debentures: AVN.DBD
The Exchange Tower
130 King Street West,
Suite 1800 P.O. Box 427
Toronto, Ontario M5X 1E3
(416) 945-6636





                                   CONTACT US
                            Toll free: 1-866-393-0393
                  Visit our website at www.advantageincome.com

ABBREVIATIONS
AECO     - Alberta Energy Company interconnect with the Nova System
API      - American Petroleum Institute
bbls     - barrels
mbbls    - thousand barrels
mmbbls   - million barrels
bbls/d   - barrels per day
boe      - barrels of oil equivalent (6 mcf = 1 bbl)
mboe     - thousand barrels of oil equivalent
boe/d    - barrels of oil equivalent per day
bcf      - billion cubic feet
mcf      - thousand cubic feet
mmcf     - million cubic feet
mcf/d    - thousand cubic feet per day mmbtu - million British thermal units
gj       - gigajoules
NGLs     - natural gas liquids
WTI      - West Texas Intermediate



CONVERSION & EQUIVALENCY FACTORS

 To convert from        to                   multiply by
 ---------------------------------------------------------
 mcf                    cubic metres              28.174
 cubic metres           cubic feet                35.494
 GJ                     mcf                        1.055
 bbls                   cubic metres               0.159
 cubic metres           bbls                       6.293
 feet                   metres                     0.305
 metres                 feet                       3.281
 miles                  kilometres                 0.621
 acres                  hectares                   0.405
 hectares               acres                        2.5

                               [GRAPHIC OMITTED]
                       -----------------------------------
                                A D V A N T A G E
                       -----------------------------------
                       E N E R G Y   I N C O M E   F U N D



                          Suite 3100, 150 - 6 Avenue SW
                                Calgary, Alberta
                                     T2P 3Y7
                            Telephone: (403) 261-8810
                            Toll Free: 1-866-393-0393
                             www.advantageincome.com